Exhibit 99.1

BIO BLAST PHARMA LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of Bio Blast Pharma Ltd. (“Company”) will be held on Thursday, October 30, 2014, at 9:30 am (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (“Meeting”), for the following purposes:

1.	To elect Mr. Michael Burshtine to serve as a director of the Company until the next annual meeting following his election, or until he ceases to serve in his office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier.

2.	To ratify the election of Mr. Gili Cohen, a member of the Company’s Board of Director, as an external director of the Company for a three-year term and to approve his remuneration terms in connection with his office as an external director.

3.	To elect Mr. Isaac Krymolowski to serve as an external director of the Company for a three-year term and to approve his remuneration terms in connection with his office as an external director.

4.	To approve an amendment to the remuneration terms of Mr. Fredric Price in connection with his office as the executive chairman of the Company.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Global Market on October 2, 2014 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company par value NIS 0.01 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport, or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins. The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”). If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our board of directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder's Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. We will not be able to count a proxy card unless we receive it at our principal executive offices at 37 Dereh Menachem Begin St., Tel Aviv 6522042, Israel or at our transfer agent, Vstock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598 in the enclosed envelope, by October 27, 2014 at 9:30 am Israel time, which is Thursday, October 27, 2014 at 2:30 am Eastern standard time.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

By order of the Board of Directors,

/s/ Mr. Fredric Price

Mr. Fredric Price

Executive Chairman of the Board of Directors

September 23, 2014

BIO BLAST PHARMA LTD.

TEL-AVIV, ISRAEL

_____________________

PROXY STATEMENT

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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value per share (“Ordinary Shares”), of Bio Blast Pharma Ltd. (“Company”) in connection with the solicitation by the board of directors of proxies for use at the Extraordinary General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on Thursday, October 30, 2014, at 9:30 a.m. (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To elect Mr. Michael Burshtine to serve as a director of the Company until the next annual meeting following his election, or until he ceases to serve in his office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier.

2.	To ratify the election of Mr. Gili Cohen, a member of the Company’s Board of Director, as an external director of the Company for a three-year term and to approve his remuneration terms in connection with his office as an external director.

3.	To elect Mr. Isaac Krymolowski to serve as an external director of the Company for a three-year term and to approve his remuneration terms in connection with his office as an external director.

4.	To approve an amendment to the remuneration terms of Mr. Fredric Price in connection with his office as the executive chairman of the Company.

ITEM 1 – ELECTION OF MR. MICAHEL BURSHTINE TO SERVE AS DIRECTOR

The Company’s Articles provide that other than external directors (who shall be elected and serve in office in strict accordance with the provisions of the Israeli Companies Law of 1999, or the “Companies Law”), the directors in the Company shall be elected at a General Meeting and shall serve in their office until the next annual Meeting following their election, or until they cease to serve in their office in accordance with the provisions of the Articles or any law, whichever is the earlier.

As required by the Companies Law, the director candidate has declared in writing that he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company.

Biographical information about the candidate is provided below:

Michael Burshtine has served as the president and chief executive officer of Flight Medical Innovations Ltd., a med-tech company specializing in the development, manufacturing and marketing of portable ventilators, between 2009 and May 2014. Prior to that, between 2007 and 2009, he served as president and chief executive officer of Recoly N.V., a bio-med company engaged in the research, development and commercialization of drug enhancement technologies. From 2004 to 2007 he served as the chief financial officer of Omrix Biopharmaceuticals Inc., a public biotechnology company that develops, manufactures and commercializes plasma derivative products. Mr. Burshtine is a certified CPA since 1994 and was a senior partner at Kesselman & Kesselman PricewaternhouseCoopers (PWC) auditing firm, until 2004. He holds an MBA and a BA in economics and accounting, both from Tel Aviv University.As resolved previously by the company’s shareholders meeting, Mr. Burshtine shall be entitled to an annual cash compensation of $25,000 per year, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the board of directors and its committees, where travel to and from these meetings will be reimbursed separately.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Michael Burshtine to serve as a director of the Company until the next annual meeting following his election, or until he ceases to serve in his office in accordance with the provisions of the Company's Articles or any law, whichever is the earlier.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Company‘s board of directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 2 – RATIFICAION OF MR. GILI COHEN ELECTION AS AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares were offered to the public inside or outside of Israel are required under the Companies Law to elect at least two external directors within three months from the date the company became a public company.

Prior to the Company’s initial public offering ("IPO"), Mr. Gili Cohen was elected as a director of the Company with the intention of having the shareholders of the Company ratify his service as an external director for a three-year term, following and subject to the consummation of the IPO.

Subject to the ratification of Mr. Gili Cohen's election as an external director, Mr. Cohen will be entitled to an annual cash compensation of $25,000 per year, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the board of directors and its committees, where travel to and from these meetings will be reimbursed separately.

The Company has received a statement from Mr. Cohen in which he declares that he meets all of the requirements applicable to external directors as set forth in the Companies Law. Furthermore, Mr. Cohen meets the requirement of the Companies Law of an external director who qualifies as an “accounting and financial expert”.

The Company is not aware of any reason why Mr. Cohen, if ratified as an external director, would be unable to serve as such. The Company does not have any understanding or agreement with respect to the future election of Mr. Cohen.

The following biographical information is provided with respect to Mr. Cohen and is based upon information furnished to the Company by Mr. Cohen.

Gili Cohen has been a director in the Company's board of directors since July 30, 2014. Mr. Cohen has been a member of the board of directors of Harel Pension Funds Management Ltd. and Harel Atidit Provident Funds Ltd., which are both members of the Harel Insurance Investments and Financial Services Ltd. group, since March 2012. In addition, Mr. Cohen has been a member of the Israel Land Development Co. Ltd., which deals in real estate and investments, since June 2012. He also serves as an independent financial consultant and is an economics professor at The College of Management Academic Studies. From 2000 to 2011 Mr. Cohen was the Chief Investments Officer and head of the Investments Department at Excellence Investments Ltd. Mr. Cohen has a degree in economics and geography and an M.B.A., both with honors, from the Hebrew University in Jerusalem.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to ratify the election of Mr. Cohen as an external director on the board of directors of the Company for a three-year term and to approve the remuneration for his services as described above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions; or (ii) the total number of shares held by non-controlling disinterested shareholders specified in clause (i) who voted against the election does not exceed two percent (2%) of the voting rights in the Company.[1]

The Company‘s board of directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 3 – ELECTION OF MR. ISAAC KRYMOLOWSKI AS AN EXTERNAL DIRECTOR

As stated above, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required under the Companies Law to elect at least two external directors. The Company’s board of directors recommends electing Mr. Isaac Krymolowski to serve as an external director on the board of directors of the Company.

Subject to the election of Mr. Isaac Krymolowski as an external director, Mr. Krymolowski will be entitled to an annual cash compensation of $25,000 per year, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the board of directors and its committees, where travel to and from these meetings will be reimbursed separately.

[1] In connection with your vote, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director and additional resolutions above (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, other than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Bio Blast Pharma Ltd. that is affiliated with you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

The Company has received a statement from Mr. Krymolowski, in which he declares that he meets all of the requirements applicable to external director, as set forth in the Companies Law. Furthermore, Mr. Krymolowski meets the requirement of the Companies Law of an external director who qualifies as an “accounting and financial expert”.

The Company is not aware of any reason why Mr. Krymolowski, if elected as an external director, would be unable to serve as such. The Company does not have any understanding or agreement with respect to the future election of Mr. Krymolowski.

The following biographical information is provided with respect to Mr. Krymolowski and is based upon the information furnished to the Company by Mr. Krymolowski.

Mr. Isaac Krymolowski currently serves as the chairman of the board of directors of Solcon Industries Ltd., a company focused on designing, developing and manufacturing industrial electronic systems. From 2009 to 2011, he served as the global head of consulting and research of DTZ PLC, a professional services firm focused on commercial real estate. Prior to that, between 2006 and 2009, Mr. Krymolowski served as head of Barclays Group Strategy and Planning of Barclays PLC, a leading international bank. From 2004 to 2006 he served as a principal at Booz Allen Hamilton, a global management consulting firm. He holds an MBA with distinction from Carnegie-Mellon University and a B.A. in Economics with honors from Tel Aviv University.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Krymolowski as an external director on the board of directors of the Company for a three-year term and to approve the remuneration for his services based on the description above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions; or (ii) the total number of shares held by non-controlling disinterested shareholders specified in clause (i) who voted against the election does not exceed two percent (2%) of the voting rights in the Company.[2]

The Company‘s board of directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 4 – APPROVAL OF AN AMENDMENT TO THE REMUNERATION TERMS OF MR. FREDRIC PRICE IN CONNECTION WITH HIS OFFICE AS EXECUTIVE CHAIRMAN OF THE COMPANY

[2] See footnote 1 above.

As disclosed in the Company’s prospectus dated July 31, 2014, the Company entered into an engagement agreement with its executive chairman of the board, Mr. Fredric Price, which was approved by the Company's shareholders on April 22, 2014. Under the terms of his engagement, upon successful completion of the IPO Mr. Price is entitled to (i) a compensation of US$ 120,000 per annum, payable monthly, commencing on the closing of the IPO; and (ii) issuance of 206,702 options as of the closing of the IPO to purchase Ordinary Shares of the Company at an exercise price equal to the offering price per share to the public in the IPO, with a vesting commencement date which shall be the date of closing of the IPO.

After reviewing Mr. Price's efforts during the offering and his major contribution to its successful completion, as well as his expected role in leading the Company, the Company's Compensation Committee has recommended and approved, and the board of directors has further approved and recommends, that shareholders approve an increase of US$ 60,000 to his annual cash compensation resulting in an annual cash compensation of US$ 180,000. In addition, the Company wishes to accelerate the vesting of options granted to the Mr. Price prior to the Company's IPO (namely, 319,531 options) so any such options shall become fully vested and exercisable as of the closing of the Company's IPO. Options granted to Mr. Price conditional upon the closing of the IPO shall vest over one year period in four (4) equal installments at the completion of each three month of engagement of the executive chairman with the Company from the closing of the IPO.

In making its recommendation, the Compensation Committee considered various factors, including (a) Mr. Price's education, skills, expertise, professional experience, and achievements; (b) Mr. Price's position, responsibilities, and previous compensation arrangements; and (c) the ratio between Mr. Price's office and engagement terms and the salary of other Company employees and contractors, in particular the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations within the Company.

The Compensation Committee further reviewed comparable industry data, data of peer companies in the industry, the responsibilities and duties performed by Mr. Price, the equity and compensation for comparably situated chief executive officers, and the estimation of Mr. Price's expected contributions to the future growth and success of the Company.

Our board of directors subsequently approved the terms of the said increase upon the terms recommended by the Compensation Committee and further recommends that the shareholders approve such terms of employment.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amendment of the remuneration terms of Mr. Fredric Price in connection with his office as an executive chairman of the board based on the description above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.[3]

 [3] See footnote 1 above.

The Company‘s board of directors unanimously recommends that you vote “FOR” the proposal included in this Item.

Bio Blast Pharma Ltd.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Fredric Price, Executive Chairman of the Board, Dr. Dalia Megiddo, Chief Executive Officer, Mr. Udi Gilboa, Chief Financial Officer or Ronen Twito, VP Finance, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Bio Blast Pharma Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the offices of the Company's counsels (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on Thursday, October 30, 2014, at 9:30 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Extraordinary General Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

Bio Blast Pharma Ltd.

October 30, 2014

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED EVNELOPE. PLEASE MARK

YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To elect Michael Burshtine to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To ratify the election of Gili Cohen as an external director and approve his remuneration terms.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To elect Isaac Krymolowski to serve as an external director and approve his remuneration terms.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve an amendment to the remuneration terms of Mr. Fredric Price in connection with his office as executive chairman of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

By signing this Proxy, the undersigned hereby declares not to be a “Controlling Shareholder” or have a “Personal Interest”, as such terms are defined in the Israeli Companies Law, 1999, with respect to any of the proposals above.

Note: Please contact the Company if you have any questions or reservations with respect to the declaration above.

_______________________	________________2014	_______________________	________________2014
SIGNATURE	DATE	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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